EXHIBIT 21.1

SUBSIDIARIES OF REGISTRANT

AMCC (UK) Limited

AMCC France s.a.r.l.

Applied Micro Circuits Corporation France S.A.S.

AMCC Italia S.r.l.

AMCC Deutschland GmbH

AMCC Japan Co., Ltd.

Applied Micro Circuits Corporation Canada

AMCC Sales Corporation

AMCC China, Inc.

Applied Micro Circuits Corporation Israel, Ltd.

Law 1111 Limited

AMCC Technology Solutions India Pvt. Ltd.

AMCC Enterprise Corporation